

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2025

Amit Kumar, Ph.D.
Chairman and Chief Executive Officer
Anixa Biosciences Inc
3150 Almaden Expressway, Suite 250
San Jose, CA 95118

> **Re: Anixa Biosciences Inc**
> **Registration Statement on Form S-3**
> **Filed September 10, 2025**
> **File No. 333-290178**

Dear Amit Kumar Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Bernstein, Esq.